

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2014

Via E-mail
Charles S. Ramat
President and Chief Executive Officer
Neurotrope, Inc.
50 Park Place, Suite 1401
Newark, New Jersey 07102

>   **Re: Neurotrope, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 1, 2014**
>   **File No. 333-200664**

Dear Mr. Ramat:

We have limited our review of your registration statement to the issue we have addressed in our comment below.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note that you are attempting to register the resale of 1,325,000 shares of common stock issuable upon conversion of Series A convertible preferred stock issuable upon exercise of Series A convertible preferred stock purchase warrants. It is premature to register the resale of the common stock underlying the Series A preferred stock because the Series A preferred stock is issuable only upon exercise of Series A preferred stock warrants and, therefore, is not yet outstanding. As you are only permitted to register the resale of securities that are outstanding or that will be issued directly upon exercise or conversion of outstanding securities, please amend your filing to remove the 1,325,000 shares of common stock that are issuable upon conversion of Series A convertible preferred stock issuable upon exercise of Series A convertible preferred stock purchase warrants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Nanette W. Mantell
        Edward P. Bromley III
        Reed Smith, LLP
        136 Main Street, Suite 250
        Princeton, NJ 08540